

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2020

John P. Love
Chief Executive Officer
United States 12 Month Oil Fund, LP
1850 Mt. Diablo Boulevard, Suite 640
Walnut Creek, CA 94596

> **Re: United States 12 Month Oil Fund, LP**
> **Registration Statement on Form S-1**
> **Filed May 15, 2020**
> **File No. 333-238283**

Dear Mr. Love:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Risk Factors Involved With An Investment in USL, page 4

1. Please add a new risk factor that addresses the risks to investors with using the fund as a proxy for investing oil. Specifically address the risks to non-professional investors who are not experienced in investing oil futures and may not have ready access to the types of information that professional investors may have. In this regard, we note your disclosure on page 4 that investment in USL is not a proxy for investing in the oil markets.

Correlation Risk
Accountability levels, position limits, and daily price fluctuation limits, page 8

2. Please update your disclosure in the risk factor on page 8 to disclose the the position limits set forth in the April 23, 2020 CME letter, which supersedes the April 16, 2020 letter. In

this regard, we note your disclosure on page 16 of your Form 10-Q for the quarter ended March 31, 2020.

Other Risks
USL and USCF may have additional conflicts of interests, page 14

3.   We note that you are holding and may continue to invest in the same type of oil futures contracts that other USCF funds currently hold and purchase pursuant to their investment strategy. For example, it appears there is overlap between the investments currently held by you and the United States Oil Fund, LP. It also appears that the limits imposed in the CME Letters apply to both of these oil funds. Please address here and throughout whether your investment strategy creates additional actual or potential conflicts of interest with USCF's other oil funds, describing the conflicts and the material risks they represent to investors.

General

4.   We note your disclosure on page 16 of your Form 10-Q for the quarter ended March 31, 2020 that "[d]ue to evolving market conditions, a change in regulator accountability levels and position limits imposed on USL with respect to its investment in Oil Futures Contracts as discussed in the CME Letters, additional or different risk mitigation measures taken by USL's FCM with respect to USL acquiring additional Oil Futures contracts, USL intends to invest in other permitted investments, beyond the Benchmark Oil Futures Contract." Please revise the disclosure in your registration statement to describe your current plans, if any, to invest in these "other permitted investments." If you do not have any current plans to change your investment strategy, please disclose this.

5.   Please describe any constraints placed on you by your your FCM and how those constraints impact your ability to invest in the Benchmark Oil Futures Contract or any other oil futures contracts. In this regard, we note your disclosure in your Form 10-Q for the quarter ended March 31, 2020 that addresses risk mitigation measures taken by your FCM with respect to the acquisition of additional oil futures contracts. In addition, please file your agreement with your FCM as an exhibit to the registration statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sonia Bednarowski at 202-551-3666 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance